FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Notice dated June 8, 2004, titled “Canadian National Railway Company (“CN”) Savings Plans for U.S. Operations - Blackout Period”.

N O T I C E

TO:	The President and Chief Executive Officer
The Executive Vice-President and Chief Financial Officer and
All other Reporting Insiders of
CANADIAN NATIONAL RAILWAY COMPANY

DATE:	June 8, 2004

SUBJECT:	Canadian National Railway Company ("CN")
Savings Plans for U.S. Operations - Blackout Period

The Canadian National Railway Company Savings Plans for U.S. Operations will be temporarily frozen in order to allow the transition of the investment, trustee, and recordkeeping services to Fidelity Investments ("blackout period").

Consequently, pursuant to Section 306(a) of the Sarbanes-Oxley Act you are precluded from trading in any CN securities during the blackout period that will begin at the close of business Friday, June 18, 2004 and will end on Wednesday, July 21, 2004, inclusively. You may resume trading on Thursday, July 22, 2004.

Should you have any questions, please contact the undersigned at (514) 399-7091.

/s/ Sean Finn
Senior Vice-President Public Affairs,
Chief Legal Officer and Corporate Secretary

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: June 8, 2004	By:	/s/ Sean Finn

Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary